UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, D.C. 20549-7010



FAX TRANSMITTAL

April 28, 2006

Please deliver the following pages to:

Name:	**Ms. Patsy Ramsey** **Director, Financial Reporting**
Company:	**The Dow Chemical Company**
Fax No.:	(989) 638-9723
Tel. No.:	(989) 989-2072

Total Number of Pages, Including Cover Sheet: 2

Comment: Please see attached.

From: Dale Welcome
          Division of Corporation Finance

          Tel. No.: (202) 551-3865
          Fax No.: (202) 772-9368

If you do not receive all pages, please telephone the above number for assistance.

Re: Draft Response Letter Dated April 19, 2006

As discussed yesterday, April 27, 2006, please find below our additional comments to be addressed in your response letter.

Prior Comment 1

We note the additional information you have provided regarding your asset retirement obligations. However, we note that your proposed disclosures do not address the potential magnitude of the asset retirement obligations you are unable to reasonable estimate because the settlement date is unknown. Please revise your critical accounting policies in future filings to also provide some type of quantification of the potential cash flows, based on current costs, that would be required to settle these asset retirement obligations if they were settled in the near term.

Prior Comment 2

We note the additional information you have provided regarding the formation of MEGlobal. Please help us better understand your accounting for the formation and for the below market ethylene supply agreement between you and MEGlobal, including:

- If and how you considered the provisions of paragraph 18 of SFAS 66 regarding the gain you recorded when you sold 50% of your Canadian EG manufacturing assets.
- Why you only deferred 50% of the fair value of the below market ethylene supply agreement between you and MEGlobal.
- The amount of the $121 million gain you deferred in 2004 that you recognized in 2004 and 2005.
- If and, to the extent applicable, how MEGlobal recorded and is accounting for the below market ethylene supply agreement with you in their financial statements.